The principal investment strategies for Retirement Government Money Market Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser normally invests at least 99.5% of the fund's total assets in cash, U.S. Government securities ~~,~~  and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash  ~~and~~  or government securities). Certain issuers of U.S. Government securities are sponsored or chartered by Congress ~~,~~  but their securities are neither issued nor guaranteed by the U.S. Treasury.

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.

In addition, the Adviser normally invests at least 80% of the fund's assets in U.S. Government securities and repurchase agreements for those securities.